

J&A

Jung and Associates LLP

Board of Directors and Shareholders
RealtyReturns, Inc.
388 Market Street
13th Floor
San Francisco, CA 94111

To Board of Director and Shareholders:

We have reviewed the accompanying balance sheet of RealtyReturns, Inc. as of August 15, 2016, and the related income statement from June 13, 2016 to August 15, 2016. A review includes primarily applying analytical procedures to management's (owners') financial data and making inquiries of company management (owners). A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jung & Associates LLP

Sacramento, California
August 17, 2016